Exhibit 99.1

CorpBanca Announced the Closing of Offering of US$750 Million Senior Notes Due 2019

The net proceeds of the placement will be used for general corporate purposes, primarily to fund lending activities.

Santiago, Chile, September 23, 2014. CORPBANCA (NYSE:BCA; SSE: CORPBANCA) announced today the closing of the offering of its US$750,000,000 3.875% Senior Notes due 2019 (the “Notes”) in a private placement to qualified institutional buyers (as defined in Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”)), and outside the United States to non-U.S. persons in compliance with Regulation S under the Securities Act.  The Notes have not been registered under the Securities Act, or any applicable state securities laws. The Notes were issued pursuant to an indenture dated September 22, 2014.

The Notes are unsecured and unsubordinated obligations and bear interest at 3.875% per year, payable semiannually on March and September of each year, beginning March 2015.    The Notes will mature on September 22, 2019, unless the Notes have been redeemed prior to the maturity date.

The net proceeds of the placement will be used for general corporate purposes, primarily to fund lending activities.

This press release is not an offer of securities for sale in the United States.  Securities may not be sold in the United States unless they are registered or are exempt from registration. CorpBanca does not intend to register any portion of this Offering in the United States or to conduct a public offering in the United States. Any public offering of securities to be made in the United States will be made by means of a prospectus that will contain detailed information about CorpBanca and its management, as well as financial statements. Copies of this press release are not being, and should not be, distributed in or sent into the United States.

About CorpBanca

CORPBANCA (NYSE:BCA; SSE: CORPBANCA) is Chile’s oldest operating private bank founded in 1871. Based in Chile, CorpBanca also participates in Colombia and Panama. It also has a branch in New York and a representative office in Madrid. Its total consolidated assets are US$33 billion approximately and the equity totaled US$3.3 billion. Focused on large and medium companies and individuals, CorpBanca offers universal bank products. Its remarkable performance in the past 18 years has allowed consolidating CorpBanca as the fourth largest private bank in Chile. In 2012 CorpBanca started the process of regionalization with the acquisition of two banks in Colombia, becoming the first Chilean bank to have banking subsidiaries abroad.

As of March 31, 2014, according to the Chilean Superintendency of Banks, CorpBanca was the fourth largest private bank in Chile in terms of the overall size of its customer loan portfolio (11.5% market share on a consolidated basis and 7.2% market share among private banks on an unconsolidated basis only taking into account its operations in Chile).

At the same date, according to the Colombian Superintendency of Finance, CorpBanca Colombia and Helm Bank combined operations were the sixth largest bank in Colombia in terms of total assets and in terms of total loans and also the sixth largest bank in Colombia in terms of total deposits, as reported under local regulatory and accounting principles

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to CorpBanca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. More information on potential factors that could affect CorpBanca’s financial results is included from time to time in the “Risk Factors” section of CorpBanca’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and CorpBanca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

INVESTOR CONTACT
Investor Relations, CorpBanca
Santiago, Chile
Phone: +56 (2) 2660-2555
IR@corpbanca.cl

MEDIA CONTACT

Brian Maddox / Andrea Duffy
FTI Consulting
Phone: +1 (212) 850-5661

Matthew Sherman / Mahmoud Siddig
Joele Frank, Wilkinson Brimmer Katcher
Phone: +1 (212) 355-4449

Matias Cartajena / Pablo Reyes
Simplicity
Phone: +569 (9289) 5367